                                                              EXHIBIT 21
                                                              ----------


News Release
C-96061


Media Contacts:
Neil McGlone or Kim Quirk, 972-995-4961
Terri West, 281-240-4033 (Tuesday only)
(Please do not publish this number.)


     DALLAS (November 26, 1996) -- Texas Instruments today announced it has reached agreement on a broad 10-year cross-license agreement with Samsung Electronics Co., Ltd., of Korea.

     Over the life of the agreement, TI expects to receive royalty payments of more than $1 billion in total.

     This agreement replaces a previous five-year agreement that expired at the end of 1995, and settles all pending litigation between the companies.

     "We are pleased with this agreement and the value it places on our patented technology," said Richard J. Agnich, TI senior vice president and general counsel. The payments Samsung will make in the first five years of this new agreement are expected to slightly exceed the payments they made over the life of the previous five-year agreement. Payments over the second five years of the new agreement are expected to be lower than those of the first five years.

     The new cross-license, which runs until the end of 2005, covers a broad base of patents, including those for semiconductors, personal computers, consumer products and telecommunications equipment.

     TI expects to accrue approximately $105 million in the fourth quarter of 1996 for catch-up royalties due under the new agreement for the first nine months of 1996.

     With this agreement, TI has almost completed the 1995 round of patent cross-license agreements with the major semiconductor manufacturers. Earlier this year, TI reached 10-year cross-licensing agreements with Fujitsu Limited, Oki Ltd. and Matsushita Electric Industrial Co., Ltd. Negotiations continue with NEC and several smaller firms. TI continues to expect a significant ongoing stream of royalty revenue into the next century.


     TI began in 1985 to more aggressively defend the unauthorized use of its technology, and is credited by analysts for improving the value of intellectual property for the entire semiconductor industry. This effort is one of many to further add stability to TI's businesses.

                                #   #   #

NOTE TO EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; notebook computers and consumer electronics products; electrical controls; and metallurgical materials.